P.E 4-30-02

0-30702

02035062

1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant's Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ✓

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:______)

CRGH

SPIL Announces 2002 Financial Forecast

Issued by: **Siliconware Precision Industries Co., Ltd.**
Issued on: **April 29, 2002**

Taichung, Taiwan, April 29, 2002—Siliconware Precision Industries Co., Ltd. ("SPIL" or "the Company")(TAIEX: 2325, NASDAQ: SPIL) today announced that its financial forecast for year ending December 31, 2002. The net revenues for the year ending December 31, 2002 are estimated at NT$23,031 million, representing a 39.3% increase over year ended December 31, 2001. Net income for year ending December 31, 2002 is estimated a net profit of NT$1,078 million.

Table : SPIL 2002 financial forecast
(Unit:NT$ million, except for EPS)

Item	2002 Forecast	2001 Actual
Net sales	23,031	16,530
Gross profit	2,775	1,421
Operating income	1,238	23
Non-operating income	370	602
Non-operating expense	-679	-2,098
Income before tax	929	-1,473
Net income	1,078	-1,183
EPS(NT$)	0.59*	(0.63)**

*Based on 1,833,746 thousand shares outstanding.
** Based on 1,873,991 thousand shares outstanding.

Note Concerning Forward-Looking Statements

We urge you not to rely on the forecasts published by us herein pursuant to the requirements of the Taiwan Stock Exchange as such forecasts are based upon a number of estimates and assumptions regarding our industries, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. We do not undertake any obligation to update these forecasts, except as required by applicable laws and regulations.

SPIL Spokesman

Mr. Jong Lin, CFO

Tel: 886-4-5341525EXT1528

E-mail:fin@spil.com.tw

For further information, please contact IR Dept.

Mr. Jerome Tsai

Tel: 886-2-27028898EXT102

Fax: 886-2-27029268

E-mail:jeromet@spiltp.com.tw

Ms. Janet Chen

Tel: 886-2-27028898EXT132

Fax: 886-2-27029268

E-mail:janet@spiltp.com.tw

NEWS For Immediate Release

SPIL Announces First Quarter 2002 Results

Sales Revenue of NT$5,252 million

Net Income of NT$156 million

Issued by: **Siliconware Precision Industries Co., Ltd.**
Issued on: **Apr. 30, 2002**

Taichung, Taiwan, Apr. 30, 2002—Siliconware Precision Industries Co., Ltd. ("SPIL" or "the Company")(TAIEX: 2325, NASD: SPIL) today announced its financial results for the first quarter of 2002. Net sales for the three months ended Mar. 31 totaled NT$5,252 million, and net income was NT$156 million. Earnings per share for 1Q 2002 were NT $0.09 with a total of 1,826 million weighted average outstanding shares.

On a YoY comparison, the Company's first quarter 2002 net sales increased 15.2% and net income decreased 59.5%, over the first quarter of 2001.

On a sequential comparison, the Company's first quarter 2002 net sales increased 12.0% and net income reported a net profit of NT$156 million compared to a net loss of NT$1,192 million in 4Q 2001.

Table 1: SPIL 1Q 2002 results vs 1Q 2001

(Unit:NT$ million, except for EPS)

Item	1Q 2002	1Q 2001	YoY Change%
Net sales	5,252	4,558	15.2%
Gross profit	553	639	-13.4%
Operating income	183	288	-36.4%
Income before tax	113	220	-48.7%
Net income	156	385	-59.5%
EPS(NT$)	0.09*	0.20**	

*Based on 1,825,746 thousand weighted average outstanding shares.

** Based on 1,885,174 thousand weighted average outstanding shares.

***SPIL total outstanding shares: 1,885,174 thousand shares by end of Mar. 31, 2002

Table 2: SPIL 1Q 2002 results vs 4Q 2001

(Unit:NT$ million)

Item	1Q 2002	4Q 2001	QoQ Change%
Net sales	5,252	4,688	12.0%
Gross profit	553	390	41.7%
Operating income	183	46	296.5%
Income before tax	113	(992)	—
Net income	156	(1,192)	—

SPIL Spokesman

Mr. Jong Lin, CFO

Tel: 886-4-5341525EXT1528

E-mail:fin@spil.com.tw

For further information, please contact IR Dept.

Mr. Jerome Tsai

Tel: 886-2-27028898EXT102

Fax: 886-2-27029268

E-mail:jeromet@spiltp.com.tw

Ms. Janet Chen

Tel: 886-2-27028898EXT132

Fax: 886-2-27029268

E-mail:janet@spiltp.com.tw

矽品精密工業股份有限公司

Siliconware Precision Industries Co., Ltd.



SPIL
PBGA 328I/O
SAMPLE
SPIL
PBGA 388I/O
SAMPLE
SPIL

Investor Conference

April, 2002

Bough Lin
Chairman

Safe Harbor Notice

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

- the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
- cyclical nature of the semiconductor industry;
- risks associated with international global business activities;
- non-operating losses due to poor financial performance of our investments;
- our dependence on key personnel;
- general economic and political conditions, including those related to the semiconductor and personal computer industries;
- possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activity and armed conflict; and
- fluctuations in foreign currency exchange rates.

The words "anticipate', 'believe', "estimate", "expect", "intend', "plan" and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are on an reviewed unconsolidated basis. The investment gains of our company for the three months ended March 31, 2002 reflect our gains attributable to the first quarter of 2002 unaudited financial results of several of our investments (the "Investees") which are owned more 50% by our company, and are evaluated under equity method.
The unaudited unconsolidated financial data for our company for the three months ended March 31, 2002 are not necessarily indicated of the results that may be expected for any period thereafter.

1Q 02 Income Statement
YoY Comparison

Amount: NT$Million	1Q 2002 Actual	1Q 2002 %	1Q 2001 Actual	1Q 2001 %	YoY Chg %
Net Sales	5,252	100.0	4,558	100.0	15.2
Cost of Goods Sold	(4,699)	-89.5	(3,919)	-86.0	19.9
Gross Margin	553	10.5	639	14.0	-13.4
Operating Expense	(370)	-7.0	(351)	-7.7	5.4
Operating Income	183	3.5	288	6.3	-36.4
Non-operating Income	155	3.0	150	3.3	3.0
Non-operating Expense	(225)	-4.3	(218)	-4.8	3.1
Income before Tax	113	2.2	220	4.8	-48.7
Income Tax Credit (Expense)	43	0.8	165	3.6	-74.0
Net Income	156	3.0	385	8.4	-59.5
Diluted Earnings Per Ordinary Shares	NT$ 0.09		NT$ 0.20		
Diluted Earnings Per ADS	US$ 0.01		US$ 0.03		
Weighted average outstanding shares ('K)	1,825,746		1,885,174		

1Q 02 Income Statement
QoQ Comparison

Amount: NT$Million	1Q 2002 Actual	1Q 2002 %	4Q 2001 Actual	4Q 2001 %	QoQ Chg %
Net Sales	5,252	100.0	4,688	100.0	12.0
Cost of Goods Sold	(4,699)	-89.5	(4,298)	-91.7	9.3
Gross Margin	553	10.5	390	8.3	41.7
Operating Expense	(370)	-7.0	(344)	-7.3	7.6
Operating Income	183	3.5	46	1.0	296.5
Non-operating Income	155	3.0	170	3.6	-8.6
Non-operating Expense	(225)	-4.3	(1,208)	-25.7	-81.4
Income before Tax	113	2.2	(992)	-21.1	—
Income Tax Credit(Expense)	43	0.8	(200)	-4.3	—
Net Income	156	3.0	(1,192)	-25.4	—

Balance Sheet Highlight- March 31, 2002

Amount: NT$Million	Mar 31,2002 Actual	%
Cash	6,370	13
Short-term Investments	6,818	13
Long-term Investments	6,661	13
Fixed Assets	22,890	45
Total Assets	50,886	100
LT Debt	18,564	36
Shareholder Equity	26,202	51
Depreciation	1,113	
Capital Expenditure	1,528	

Top 20 Customers

- Acer Labs
- AMIC
- ATI
- Broadcom
- Cirrus Logic
- EliteMT
- Faraday
- Genesis
- ITE
- LSI Logic
- Marvell
- MXIC
- Mediatek
- nVidia
- Realtek
- Ricoh
- Sandisk
- Via
- Winbond
- Xilinx

Sales Breakdown by Geography



Asia
48%
US
49%
Japan
3%
4Q 01
Asia
46%
US
51%
Japan
3%
1Q 02

Sales Breakdown by Customer



Fabless
80%
IDM
20%
4Q 01
Fabless
83%
IDM
17%
1Q 02

Sales Breakdown by Application



Other
3%
Communication
14%
Memory
14%
Consumer
14%
PC
55%
4Q 01
Other
3%
Communication
12%
Memory
12%
Consumer
15%
PC
58%
1Q 02

Sales Breakdown by Product Type



Other
1%
Testing
10%
SO
12%
QFP
34%
BGA
43%
4Q 01
Other
2%
Testing
10%
SO
11%
QFP
35%
BGA
42%
1Q 02

Capacity-Wirebonder, Tester, Headcount

Item \ Period	1Q 01	2Q 01	3Q 01	4Q 01	1Q 02
Wirebonder	1,877	1,868	1,888	2,085	2,225
Tester	163	163	165	171	186
Headcount	6,319	6,019	6,064	6,610	7,300

SPIL & Affiliates' Sales Revenue

Amount: NT$Million

Investees	Business	Ownership %	Revenue 2001		Revenue 1Q 2002	
			Assembly	Test	Assembly	Test
SPIL	IC Assembly & Test	—	14,801	1,729	4,762	490
ChipMOS Tech.	DRAM & TCP Assembly & Test	29	1,742	3,505	467	948
SIGURD	PDIP/SO Assembly & Test	34	415	406	109	151
ThaiLin	Memory Test	9	—	718	—	217
Ucomm	RF Test	16	—	58	—	15
ARTEST	Mixed Signal & RF Test	31	—	565	—	63
Total			16,958	6,981	5,338	1,884
Phoenix Precision	IC Substrates	17	2,073	—	677	—

SPIL Quarterly Revenue



NT$Million
3,965
4,671
5,172
5,038
4,558
3,480
3,805
4,688
5,252
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

http://www.spil.com.tw

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of March 31, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	March 31,2002			March 31,2001		Sequential	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash	181,777	6,370,383	13	6,007,758	14	362,625	6
Short-term investment	194,560	6,818,370	13	—	—	6,818,370	—
Accounts receivable	120,019	4,206,051	8	4,057,335	10	148,716	4
Inventories	41,892	1,468,093	3	1,455,198	3	12,895	1
Other current assets	18,108	634,612	1	795,831	2	(161,219)	-20
Total current assets	556,356	19,497,509	38	12,316,122	29	7,181,387	58
Long-term investments	190,067	6,660,882	13	6,916,979	16	(256,097)	-4
Fixed assets	1,038,828	36,405,731	72	31,292,867	74	5,112,864	16
Less accumulated depreciation	(385,664)	(13,515,598)	-27	(9,331,358)	-22	(4,184,240)	45
Net fixed assets	653,164	22,890,133	45	21,961,509	52	928,624	4
Other assets	52,425	1,837,226	4	1,199,309	3	637,917	53
Total Assets	1,452,012	50,885,750	100	42,393,919	100	8,491,831	20
LIABILITIES AND STOCKHOLDERS' EQUITY							
Liabilities							
Total current liabilities	173,844	6,092,369	12	3,295,583	8	2,796,786	85
Bonds payable	347,761	12,187,282	24	5,848,702	14	6,338,580	108
Long term loans	181,953	6,376,548	13	4,376,808	10	1,999,740	46
Other liabilities	789	27,649	0	16,762	0	10,887	65
Total Liabilities	704,347	24,683,848	49	13,537,855	32	11,145,993	82
Stockholders' Equity							
Capital stock	537,929	18,851,737	37	16,235,946	38	2,615,791	16
Capital reserve	230,786	8,087,905	16	8,121,124	19	(33,219)	—
Legal reserve	37,718	1,321,835	3	998,652	2	323,183	32
Special reserve	7,680	269,154	1	—	—	269,154	—
Retained earnings	(28,513)	(1,010,803)	-2	3,662,266	9	(4,673,069)	-128
Unrealized long-term investment loss	—	—	—	(193,895)	0	193,895	-100
Cumulated translation adjustment	1,275	45,209	0	31,971	0	13,238	41
Treasury stock	(38,452)	(1,363,135)	-3	—	—	(1,363,135)	—
Total Equity	746,068	26,201,902	51	28,856,064	68	(2,654,162)	-9
Total Liabilities & Shareholders' Equity	1,435,423	50,885,750	100	42,393,919	100	8,491,831	20

Note (1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.045 per U. S. dollar .

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on March 31					Sequential Comparison		
	1Q 2002		% of	1Q 2001	YOY	1Q 2002	4Q 2001	QOQ
	USD	NTD	Sales	NTD	change %	NTD	NTD	change %
Net Sales	149,854	5,251,620	100.0	4,557,745	15.2	5,251,620	4,688,026	12.0
Cost of Goods Sold	(134,086)	(4,699,039)	-89.5	(3,919,374)	19.9	(4,699,039)	(4,297,946)	9.3
Gross Profit	15,768	552,581	10.5	638,371	-13.4	552,581	390,080	41.7
Operating Expenses								
Selling Expenses	(2,650)	(92,879)	-1.8	(95,057)	-2.3	(92,879)	(81,252)	14.3
Administrative Expenses	(3,929)	(137,682)	-2.6	(138,881)	-0.9	(137,682)	(136,111)	1.2
Research and Development Expenses	(3,969)	(139,091)	-2.6	(116,794)	19.1	(139,091)	(126,581)	9.9
Operating Income	5,220	182,929	3.5	287,639	-36.4	182,929	46,136	296.5
Non-operating Income	4,417	154,779	2.9	150,233	3.0	154,779	169,294	-8.6
Non-operating Expenses	(6,416)	(224,864)	-4.3	(218,109)	3.1	(224,864)	(1,207,523)	-81.4
Income before Income Tax	3,220	112,844	2.1	219,763	-48.7	112,844	(992,093)	—
Income Tax Credit (Expenses)	1,223	42,847	0.8	164,868	-74.0	42,847	(199,552)	—
Net Income	4,443	155,691	3.0	384,631	-59.5	155,691	(1,191,645)	—
Earnings Per Common Share		NT$ 0.09		NT$ 0.20				
Earnings Per ADS		US$ 0.01		US$ 0.03				
Weighted Average Number of Shares Outstanding('k)		1,825,746		1,885,174				

Note

(1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.045 per U. S. dollar.

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended March 31, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2002		3 months, 2001
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net income(Loss)	4,443	155,691	384,631
Depreciation & Amortization	34,020	1,192,237	1,007,551
Provision for loss on obsolescence and decline in market value of inventory	(1,183)	(41,467)	4,767
Long-term investment gain (loss) recognized by equity method	(125)	(4,378)	6,660
Compensation interest payable on bonds payable	3,008	105,409	85,194
Unrealized foreign currency exchange loss (gain) on bonds payable	891	31,234	(16,207)
Change in working capital & others	(14,966)	(524,468)	(400,768)
Net cash flows provided from operating activities	26,088	914,258	1,071,828
Cash Flows from Investing Activities:			
Payment(proceeds) for secured deposits	(2,303)	(80,700)	200,180
Acquisition of property, plant, and equipment	(43,592)	(1,527,682)	(1,824,216)
Payment for short-term investment	(194,560)	(6,818,370)	—
Payment for long-term investment	(3,053)	(106,994)	(22,500)
Payment for deferred charges/other changes	(484)	(16,957)	(8,808)
Net cash used in investing activities	(243,992)	(8,550,703)	(1,655,344)
Cash Flows from Financing Activities:			
Proceeds (Repayment) in short-term loan	2,311	81,000	(877,182)
Proceeds from commercial paper	2,839	99,483	—
Proceeds from long-term loan	9,502	332,998	909,712
Proceeds from bonds payable	217,099	7,608,235	—
Redemption of bonds payable	(5,839)	(204,635)	—
Net cash provided from financing activities	225,912	7,917,081	32,530
Net increase (decrease) in cash and cash equivalents	8,008	280,636	(550,986)
Cash and cash equivalents at beginning of period	173,769	6,089,747	6,558,744
Cash and cash equivalents at end of period	181,777	6,370,383	6,007,758

Note (1) : New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 35.045 per U. S. dollar.

(2) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 3,2002

By: /S/ WEN CHUNG LIN

Wen Chung Lin

Vice President & Spokesman